MISCOR GROUP, LTD.

800 Nave Road, SE

Massillon, Ohio 44646

December 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MISCOR Group, Ltd.

Request to Withdraw Post-Effective Amendment No. 3 to Registration Statement on Form S-1

File No. 333-137940

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby respectfully requests that Post-Effective Amendment No. 3, filed on December 23, 2008 (the “Amendment”), to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-137940) be withdrawn.

The Amendment has not yet been declared effective, and the Registrant did not pursue effectiveness due to market conditions. The Registrant confirms that no securities have been sold, or will be sold, in reliance on the Amendment.

Should you have any questions regarding this matter, please call counsel to the Registrant, Molly Z. Brown, at 216-583-7240.

Very truly yours,

MISCOR GROUP, LTD.

By:	/s/ Michael P. Moore
Michael P. Moore
President and Chief Executive Officer